As filed with the U.S. Securities and Exchange Commission
on August 4, 2006
Securities Act File No. 333-61973
Investment Company Act File No. 811-8977

FORM N-1A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[ ]

Pre-Effective Amendment No. ____	[ ]
Post-Effective Amendment No. 14	[X]

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[ ]

Amendment No. 16	[X]

(Check appropriate box or boxes.)

Genworth Financial Asset Management Funds
(formerly GE Private Asset Management Funds)

(Exact Name of Registrant as Specified in Charter)

16501 Ventura Blvd., Suite 201
Encino, CA 91436-2007

(Address of Principal Executive Offices) (Zip Code)

Registrant's Telephone Number, including Area Code: (818) 528 3700

Regina M. Fink
Secretary
Genworth Financial Asset Management Funds
16501 Ventura Blvd., Suite 201
Encino, CA 91436-2007

(Name and Address of Agent for Service)

With copy to:
David Hearth, Esq.
Paul, Hastings, Janofsky and Walker LLP
55 Second Street
San Francisco, CA 94105

Approximate Date of Proposed Public Offering: Continuous

It is proposed that this filing will become effective:

[X] immediately upon filing pursuant to paragraph (b)
[   ] on __________ pursuant to paragraph (b)
[   ] 60 days after filing pursuant to paragraph (a) (1)
[   ] on (date) pursuant to paragraph (a) (1)
[   ] 75 days after filing pursuant to paragraph (a) (2)
[   ] on (date) pursuant to paragraph (a) (2) of Rule 485.

If appropriate, check the following box:

[   ] this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

EXPLANATORY NOTE:
The Prospectus and Statement of Additional Information are incorporated by reference from Post-Effective Amendment No. 13 to this Registration Statement filed on February 1, 2006, and from the supplement to the Prospectus and Statement of Additional Information filed on July 3, 2006.
This Amendment is being filed in order to file:
Exhibit 23.a(9) -- Amendment to Certificate of Trust of GE Private Asset Management Funds, filed in Delaware on June 19, 2006.

Exhibit 23.g(5) - Form of Agreement with Citigroup Global Markets Inc.

PART C
OTHER INFORMATION

Item 23. Exhibits

Exhibit No.		Description of Exhibit

(a)	(1)	Articles of Incorporation.*

	(2)	Articles of Amendment of Articles of Incorporation. #

	(3)	Articles of Amendment of Articles of Incorporation, dated December 15, 2000. **

	(4)	Articles Supplementary, dated October 26, 2001.***

	(5)	Articles of Amendment changing name of corporation and series dated June 7, 2002.****

	(6)	Articles of Amendment, dated November 23, 2004.##

	(7)	Certificate of Trust of GE Private Asset Management Funds.###

	(8)	Declaration of Trust of GE Private Asset Management Funds.###

	(9)	Amendment to Certificate of Trust of GE Private Asset Management Funds, filed in Delaware on June 19, 2006, is filed herein.

(b)	(1)	By-laws.*

	(2)	Amendment to Bylaws adopted October 22, 2001.***

	(3)	Bylaws of GE Private Asset Management Funds.###

(c)	Form of Stock Certificate.#

(d)	(1)	Form of Investment Advisory Agreement with Centurion Trust Company ("Centurion") for the Centurion U.S. Equity Fund (the "U.S. Equity Fund").#

	(2)	Form of Investment Advisory Agreement with Centurion for the Centurion International Equity Fund (the "International Equity Fund").#

	(3)	Form of Investment Advisory Agreement with Centurion for the Centurion U.S. Contra Fund (the "U.S. Contra Fund") #

	(4)	Form of Investment Advisory Agreement with Centurion for the Centurion International Contra Fund (the "International Contra Fund") #

	(5)	Form of Sub-Advisory Agreement with Parametric Portfolio Associates ("Parametric") for the U.S. Equity Fund #

	(6)	Form of Sub-Advisory Agreement with BEA Associates ("BEA") (presently known as Credit Suisse Asset Management ("CSAM") ) for the U.S. Equity Fund #

	(7)	Form of Sub-Advisory Agreement with Friends Ivory & Sime, Inc. ("FISI") for the International Equity Fund #

	(8)	Form of Sub-Advisory Agreement with BEA for the International Equity Fund #

	(9)	Form of Sub-Advisory Agreement with BEA for the U.S. Contra Fund #

	(10)	Form of Sub-Advisory Agreement with BEA for the International Contra Fund. #

	(11)	Form of Sub-Advisory Agreement with Trainer, Wortham & Company, Inc. for the U.S. Equity Fund dated March 15, 2000. **

(12)
Form of Investment Advisory Agreement with Centurion Trust Company ("Centurion") presently GE Asset Management, Inc. for the Centurion U.S. Contra Fund (the "Contra Fund") (presently known as GE Contra Fund) ****

	(13)	Form of Sub-Advisory Agreement with Credit Suisse Asset Management ("CSAM") for the GE Contra Fund, ****

	(14)	Investment Management Agreement with GE Private Asset Management for the Contra Fund++

	(15)	Investment Management Agreement with GE Private Asset Management for the Contra Fund.###

	(16)	Form of Interim Investment Advisory Agreement with GE Private Asset Management, Inc. for the Contra Fund, effective December 6, 2005.++++

	(17)	Form of Interim Investment Subadvisory Agreement with Credit Suisse Asset Management, LLC for the Contra Fund, effective December 6, 2005.++++

	(18)	Form of Investment Advisory Agreement with GE Private Asset Management, Inc. for the Contra Fund, effective January 30, 2006.++++

	(19)	Form of Subadvisory Agreement with Credit Suisse Asset Management, LLC for the Contra Fund, effective January 30, 2006.++++

(e)	(1)	Form of Distribution Agreement with CFBDS, Inc. ("CFBDS") #

	(2)	Form of Distribution Agreement with Salomon Smith Barney **

	(3)	Form of Distribution Agreement with GE Investment Distributors, Inc.***

	(4)	Form of Distribution Agreement with Capital Brokerage Corporation ("CBC").##

(f)	Not applicable

(g)	(1)	Form of Custodian Agreement with PNC Bank, National Association#

	(2)	Form of Custodian Agreement with The Chase Manhattan Bank #

	(3)	Form of Custodian Agreement with State Street Bank and Trust Company. ****

	(4)	Form of Master Custody Agreement with State Street Bank and Trust Company dated December 2005 for the Contra Fund.++++

	(5)	Form of July 6, 2006, Agreement with Citigroup Global Markets Inc. is filed herein.

(h)	(1)	Form of Transfer Agency and Service Agreement with First Data Investor Services Group Inc. #

	(2)	(a) Form of Administration Agreement with Mutual Management Corp. #

(b) Form of Administration Agreement with Smith Barney Fund Management LLC (formerly, SSB Citi Fund Management LLC) dated September 21, 1999. +

	(3)	Form of Consulting Agreement with Salomon Smith Barney Inc. #

	(4)	Form of Administration, Accounting Services, Transfer Agency and Shareholder Services Agreement with Integrated Fund Services, Inc.+++

(i)	(1)	Opinion and Consent of Willkie Farr & Gallagher, counsel to Registrant #

	(2)	Opinion and Consent of Venable, Baetjer and Howard, LLP, Maryland counsel to Registrant #

	(3)	Opinion and Consent of Paul, Hastings, Janofsky & Walker LLP.+++

(j)	(1)	Consent of Independent Auditors.++++

	(2)	Powers of Attorney.++++

(l)	Purchase Agreement #

(m)	Not applicable.

(n)	Not applicable.

(o)	Not applicable.

(p)	Code of Ethics **

	(1)	G.E. Financial Trust Company (GE Private Asset Management Funds, Inc.) Code of Ethics ****

	(2)	Citigroup Asset Management Code of Ethics ****

	(3)	GE Asset Management Code of Ethics ****

	(4)	CSAM Code of Ethics ****

	(5)	CSAM US Supplement to Code of Ethics.+++

	(6)	GE Asset Management Code of Ethics and Insider Trading Policy.+++

	(7)	CSAM Global Personal Trading Policy.+++

	(8)	GE Private Asset Management Funds Amended Code of Ethics.++++

___________________
*	Incorporated by reference to Registrant's Registration Statement on Form N-1A filed on August 21, 1998.
#	Incorporated by reference to Pre-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-1A filed on November 30, 1998.
+	Incorporated by reference to Post-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-1A filed on January 28, 2000.
**	Incorporated by reference to Post-Effective Amendment No.41 to Registrant's Registration Statement on Form N-1A filed on January 21, 2001.
***	Incorporated by reference to Post-Effective Amendment No. 6 to Registrant's Registration Statement on Form N-1A filed on November 29, 2001.
****	Incorporated by reference to Post-Effective Amendment No. 8 to Registrant's Registration Statement on Form N-1A filed on January 28, 2003.
++	Incorporated by reference to Post-Effective Amendment No. 9 to Registrant's Registration Statement on Form N-1A filed on January 28, 2004.
##	Incorporated by reference to Post-Effective Amendment No. 10 to Registrant's Registration Statement on Form N-1A filed on November 29, 2004.
+++	Incorporated by reference to Post-Effective Amendment No. 11 to Registrant's Registration Statement on Form N-1A filed on January 28, 2005.
###	Incorporated by reference to Post-Effective Amendment No. 12 to Registrant's Registration Statement on Form N-1A filed on September 9, 2005.
++++	Incorporated by reference to Post-Effective Amendment No. 13 to Registrant's Registration Statement on Form N-1A filed on February 1, 2006.

Item 24. Persons Controlled by or Under Common Control with Registrant

All of the outstanding shares of Registrant on the date of the Registrant's Registration Statement are held of record by Genworth Financial Trust Company for the benefit of Genworth Financial Asset Management, Inc., for the benefit of their mutual clients. GE Financial has complete investment discretion and voting authority with respect to the shares of the Fund held by its clients.

Item 25. Indemnification

Paragraph (a)(i) of Section 3 of Article VII of the Trust’s Declaration of Trust provides that, subject to the exceptions and limitations contained in that Section 3 and in the Trust’s By-Laws, every person who is, has been, or becomes a Trustee or officer of the Trust (hereinafter referred to as a “Covered Person”) shall be indemnified by the Trust to the fullest extent permitted by state law and the Investment Company Act of 1940 (“1940 Act”) against judgments, fines, penalties, settlements and reasonable expenses (including attorneys’ fees) actually paid or incurred by him or her in connection with any proceeding in which he or she was or is a party or is threatened to be made a party or otherwise becomes involved to any proceedings, by reason of alleged acts or omissions within the scope of his or her service as a Trustee or officer of the Trust. Section 2 of Article VII of the Trust’s By-Laws provides that, subject to the exceptions and limitations contained in Section 4 of that Article of the By-Laws, the Trust shall indemnify its Trustees and officers to the fullest extent permitted by state law and the 1940 Act.

Paragraph (e) of Section 3 of Article VII of the Trust’s Declaration of Trust and Section 5 of Article VII of the Trust’s By-Laws provide that the Trust’s financial obligations arising from the provided indemnification may be insured by policies maintained by the Trust on behalf of any Covered Person or agent. Section 5 of Article VII provides that The Trustees shall be entitled and empowered to the fullest extent permitted by law to purchase with Trust assets insurance for liability and for all expenses reasonably incurred or paid or expected to be paid by a Trustee, officer or agent of the Trust in connection with any proceeding in which he or she may become involved by virtue of his or her capacity or former capacity as a Trustee, officer or agent of the Trust. Insurance coverage generally referred to as for “errors and omissions” and for “directors and officers” has been obtained, at no cost to the Trust, or to Genworth Financial Contra Fund, its only series, by Genworth Financial, Inc., the ultimate parent of the Contra Fund’s adviser, Genworth Financial Asset Management, Inc.

Additionally, with respect to indemnification against liability incurred by Registrant's distributor, reference is made to Paragraph 1.11 of the form of Distribution Agreement dated December 6, 2005 between GE Private Asset Management Funds and Capital Brokerage Corporation. With respect to indemnification against liability incurred by Registrant's investment adviser and Sub-adviser, reference is made to Section 5 of the Investment Advisory Agreement, dated January 30, 2006, between GE Private Asset Management Funds and GE Private Asset Management, Inc., and to Section 9 of the Investment SubAdvisory Agreement, dated January 30, 2006, between GE Private Asset Management, Inc., and Credit Suisse Asset Management, LLC.

Item 26. Business and Other Connections of Investment Adviser

Genworth Financial Asset Management, Inc. ("GFAM") is a registered investment adviser. GFAM is an indirect wholly-owned subsidiary of Genworth Financial, Inc. Information as to the officers and directors of GFAM is included in its Form ADV last filed with the Securities and Exchange Commission (SEC File No. 801-15864) and is incorporated herein by reference.

Credit Suisse Asset Management, LLC ("CSAM") serves as sub-adviser to the Genworth Financial Contra Fund. Information as to the officers and directors of CSAM is included in its Form ADV last filed with the Securities and Exchange Commission (SEC File No. 801-37170) and is incorporated herein by reference.

Item 27. Principal Underwriter

(a) Capital Brokerage Corporation (“CBC”) also serves as distributor for flexible premium variable annuity contracts and variable life insurance policies issued through Separate Accounts I, II, III, 4, 5 and 6 of Genworth Life and Annuity Insurance Company.

(b) The information required by this Item 27 with respect to each director and officer of GEID is incorporated herein by reference to Schedule A of Form BD filed by CBC pursuant to the Securities Exchange Act of 1934, as amended (SEC File No. 8-45710).

(c) None.

Item 28. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Registrant pursuant to Section 31(a) of the 1940 Act, and the rules thereunder, are maintained at the offices of Registrant located

(1)	Genworth Financial Asset Management Funds.
(formerly G.E. Private Asset Management Funds)
16501 Ventura Blvd., Suite 201
Encino, CA 94136

(2)	Genworth Financial Asset Management, Inc.
16501 Ventura Blvd., Suite 201
Encino, CA 94136

(3)	Credit Suisse Asset Management LLC
466 Lexington Avenue
New York, New York 10017
(records relating to its functions as sub-adviser)

(4)	Integrated Investment Services, Inc.
303 Broadway, Suite 1100
Cincinnati, Ohio 45202
(records relating to its functions as administrator, fund accountant and transfer agent)

(5)	Capital Brokerage Corporation
3001 Summer Street
P.O. Box 120031
Stamford, CT 06912-0031
(records relating to its functions as distributor)

(6)	State Street Bank and Trust Company
225 Franklin Street
Boston, Massachusetts 02101
(records relating to its functions as custodian)

(7)	Citigroup Global Markets Inc.
388 Greenwich St
New York, NY 10013
(records relating to its functions as custodian)

Item 29. Management Services

Not applicable.

Item 30. Undertakings.

Not applicable.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant, GENWORTH FINANCIAL ASSET MANAGEMENT FUNDS, certifies that it meets all of the requirements for effectiveness of this registration statement amendment under Rule 485(b) under the Securities Act of 1933, as amended, and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Encino, State of California on the 4th day of August, 2006.

GE PRIVATE ASSET MANAGEMENT FUNDS

By: /s/ Regina M. Fink
Regina M. Fink
Vice President and Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

Signature	Title	Date

/s/ Gurinder S. Ahluwalia	President and Trustee	August 4, 2006
Gurinder S. Ahluwalia

/s/ Ron Link	Treasurer
Ron Link	and Chief Financial Officer	August 4, 2006

/s/ John A. Fibiger	Trustee	August 4, 2006
John A. Fibiger

/s/ Dwight M. Jaffe	Trustee	August 4, 2006
Dwight M. Jaffe

/s/ Douglas A. Paul	Trustee	August 4, 2006
Douglas A. Paul

By:	/s/ Regina M. Fink
*Regina M. Fink
Executed by Regina M. Fink on behalf of those indicated pursuant to Powers  of Attorney

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit

(a)(9)	Amendment to Certificate of Trust of GE Private Asset Management Funds, filed in Delaware on June 19, 2006

(g)(5)	Form of Agreement with Citigroup Markets Inc.